SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Resolute Energy Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76116A306
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,616,027 shares of Common Stock (including 101,585 shares of Common Stock issuable upon conversion of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,616,027 shares of Common Stock (including 101,585 shares of Common Stock issuable upon conversion of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,616,027 shares of Common Stock (including 101,585 shares of Common Stock issuable upon conversion of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.15% (See Item 5)
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 5, 2018 (the "Original Schedule 13D", together with this Amendment No. 1, the "Schedule 13D"), with respect to the Common Stock, par value $0.0001 per share (the "Common Stock") of Resolute Energy Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Item 5(a)-(c) as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person, including 3,000 shares of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.0001 per share (the "8⅛% Series B Cumulative Perpetual Convertible Preferred Stock"), which may be converted at any time based on an current conversion rate of 33.8616 shares of Common Stock per share of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock. The percentages used in this Schedule 13D are calculated based upon 22,503,907 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities Exchange Commission on November 6, 2017 as well as the 101,585 additional shares of Common Stock that are issuable upon conversion of the 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock held by the Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Person since the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2018

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person since the filing of the Original Schedule 13D. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
2/27/2018	(153,927)	32.6833	32.3069-32.9047
2/28/2018	(88,000)	32.8463	32.7749-32.8981
3/1/2018	(39,100)	32.3466	32-2116-32.2809
3/2/2018	(59,877)	32.9041	32.5758-32.9699
3/5/2018	(70,306)	33.8387	33.8271-33.8789